

10026291



X17A-5
Part III

8-65979 ⁹/⁴

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING: **JANUARY 1, 2009**   AND ENDING: **DECEMBER 31, 2009**

A.   REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

STOUT RISIUS ROSS ADVISORS, L.L.C.   FOR OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 TOWN CENTER, 20ᵗʰ FLOOR
(No. and Street)

SOUTHFIELD   **MICHIGAN**   **48075**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. Benson   **(248) 432-1229**
(Name)   (Phone Number)

B.   ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report)
(Name . . . if individual, state last, first, middle name)

CLAYTON & McKERVEY, P.C.
(Accounting Firm)

2000 TOWN CENTER, SUITE 1800
(No. and Street)

SOUTHFIELD   **MICHIGAN**   **48075**
(City)   (State)   (Zip Code)

CHECK ONE:
☑ CERTIFIED PUBLIC ACCOUNTANT
☐ PUBLIC ACCOUNTANT
☐ ACCOUNTANT NOT RESIDENT IN UNITED
  STATES OR ANY OF ITS POSSESSIONS



OATH OR AFFIRMATION

I, Michael D. Benson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of STOUT RISIUS ROSS ADVISORS, L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Michael D. Benson

Subscribed and sworn to before me
this 25th date of Feb , 2010

Notary Public

Managing Director

ABBEY J. DIENES
NOTARY PUBLIC-STATE OF MICHIGAN
COUNTY OF WAYNE
My Commission Expires MARCH 28, 2011
Acting in the County of Oakland

This report contains (check all applicable boxes)

☑ (a) Facing Page

☑ (b) Statement of financial condition

☑ (c) Statement of income (loss)

☑ (d) Statement of cash flows

☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital

☐ (f) Statement of changes in liabilities subordinated to claims of general creditors

☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1

☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3

☐ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3

☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3

☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

☑ (l) An oath or affirmation

☑ (m) A copy of the SIPC supplemental report

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

STOUT RISIUS ROSS ADVISORS, L.L.C.

FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2009 and 2008

CONTENTS



Clayton &
McKervey P.C.
CPAs

INDEPENDENT AUDITORS' REPORT

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

We have audited the accompanying statements of financial condition of STOUT RISIUS ROSS ADVISORS, L.L.C., (the "Company") as of December 31, 2009 and 2008, and the related statements of income (loss), changes in member's equity, and cash flows for the years ending December 31, 2009 and 2008, that is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position for STOUT RISIUS ROSS ADVISORS, L.L.C. at December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 16, 2010

CLAYTON & McKERVEY, P.C. www.claytonmckervey.com

2000 Town Center, Suite 1800, Southfield, Michigan 48075

PHONE 248.208.8860 FAX 248.208.9115

member of  PKF International

Clayton & McKervey, P.C. is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

STOUT RISIUS ROSS ADVISORS, L.L.C.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2009	2008
ASSETS		
Cash and cash equivalents	$ 156,173	$ 49,324
Cash segregated under central registration depository	1,655	1,652
Billed and unbilled receivables from customers	55,125	13,091
Prepaid expenses	4,981	4,760
TOTAL ASSETS	$ 217,934	$ 68,827
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$ 953	$ 142
Due to parent	13	0
Accrued vacation and other	0	30,418
Member's equity	216,968	38,267
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 217,934	$ 68,827

The accompanying notes are an integral part of these financial statements.

	2009	2008
REVENUES:		
Investment banking	$ 970,103	$ 497,502
Interest income	886	1,327
Miscellaneous income	500	0
Total revenues	971,489	498,829
EXPENSES:		
Employee compensation and benefits	280,033	572,104
Advertising	451	27,340
Computer	8,413	9,377
Continuing education	1,497	1,336
Library and subscriptions	(500)	0
Amortization	0	2,349
Recruiting and employee relations	12	7,441
Unrecovered client costs	275	21,536
Professional dues and licenses	7,480	16,304
Business insurance	983	935
Professional fees	18,300	56,516
Other	844	0
Total expenses	317,788	715,238
NET INCOME (LOSS)	$ 653,701	$ (216,409)

The accompanying notes are an integral part of these financial statements.

Balance at January 1, 2008	$ 196,760
Net loss for the year ended December 31, 2008	(216,409)
Capital contributed	57,916
Balance at December 31, 2008	**$ 38,267**
Net income for the year ended December 31, 2009	653,701
Capital contributed	25,000
Distributions	(500,000)
Balance at December 31, 2009	**$ 216,968**

The accompanying notes are an integral part of these financial statements.

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 653,701	$ (216,409)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Amortization	0	2,349
Net changes in assets and liabilities from operations:		
Cash segregated under central registration depository	(3)	(1,289)
Billed and unbilled receivables from customers	(42,034)	18,734
Prepaid expenses	(221)	5,359
Accounts payable	811	(6,576)
Due to parent	13	(23,743)
Accrued vacation and other	(30,418)	(6,032)
Net cash provided by (used in) operating activities	581,849	(227,607)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(500,000)	
Capital contributed	25,000	57,916
Net cash provided by (used in) financing activities	(475,000)	57,916
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	106,849	(169,691)
CASH AND CASH EQUIVALENTS		
Beginning of year	49,324	219,015
End of year	$ 156,173	$ 49,324

The accompanying notes are an integral part of these financial statements.

NOTE A: NATURE OF OPERATIONS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides investment banking and advisory services and has registered offices of Supervisory Jurisdiction in the States of Michigan and Illinois.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Ownership/Financial Statement Presentation
STOUT RISIUS ROSS ADVISORS, L.L.C. is owned entirely by Stout Risius Ross, Inc. The financial statements do not include the accounts of Stout Risius Ross, Inc., nor any other companies owned directly or indirectly by it, nor have intercompany accounts and transactions been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include fees earned from providing merger, acquisition, divestiture, corporate finance, and strategic advisory services.

Billed and Unbilled Receivables from Customers
Management closely monitors on a continuous basis outstanding accounts receivable and charges off to expense any balances that are determined to be uncollectible. The Company did not establish an allowance for the years ended December 31, 2009 or 2008.

Unbilled Receivables
Unbilled receivables represent amounts of revenue earned on completed contracts for which no invoices to customers have been issued. Management adjusts unbilled receivables for amounts that will not be fully collectible.

Revenue Recognition
Revenues include revenues and fees for merger and acquisition advisory services which are earned when services for the transactions are completed and the underlying transaction is closed.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Amortization
Organizational costs have been recorded and are being amortized on a straight line basis over five years. Organization costs were fully amortized for the year ended December 31, 2008.

Advertising
The Company expenses advertising production costs as they are incurred. Total advertising expenses for the years ended December 31, 2009 and 2008 totaled $451 and $27,340, respectively.

Income Tax Status
The Company, with the consent of its member, has elected under the Internal Revenue Code to be a single member limited liability company and accordingly, all income or loss is included on the tax return of the parent company. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

Effective January 1, 2009 the parent company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109", ("FIN 48") which was issued in July 2006 and is now included in the FASB Accounting Standards Codification Topic 740 Income Taxes. The new guidance requires consideration of tax positions taken in jurisdictions where those taxes are attributed to the Company. The Company has elected to be taxed as a flow-through entity; therefore, jurisdictions where taxes are attributed directly to the parent company have not been considered for uncertain tax positions. The Company does not currently have any material uncertain tax positions in those jurisdictions that attribute taxes to the Company.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
As a part of the basic financial statements, the SEC requires a statement showing the increases and decreases to subordinated liabilities for each year reported. No subordinated liabilities existed at any time during the year, and therefore, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been prepared.

Fair Value of Other Financial Instruments
The Company's financial instruments consist primarily of cash and cash equivalents, accounts and other receivables, and trade accounts payable. The carrying amounts of cash and cash equivalents, accounts and other receivables and trade accounts payable are representative of their respective fair values due to their relatively short maturities.

Subsequent Events
The financial statements were approved and authorized by management on February 16, 2010. All events and transactions through February 16, 2010 were evaluated by management for potential recognition and disclosure in the financial statements.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Emerging GAAP
The accounting principles governing the reported amounts, presentation, and related disclosures are subject to change from time to time based on new pronouncements and/or rules issued by various governing bodies.

In June 2009, the FASB released SFAS No. 167, entitled Amendments to FASB Interpretation No. 46R which is now included in the FASB Accounting Standards Codification [ASC] Topic 810 Consolidation. This guidance is used when reporting entities make assessments as to whether variable interest entities [VIEs] need to be consolidated in their financial statements through considering whether they are the primary beneficiaries of VIEs. This guidance is effective as of the beginning of the first interim and annual reporting period that begins after November 15, 2009. The effect on the Company's results of operations and financial position as a result of the adoption of this guidance is unknown.

Recently, the FASB issued SFAS No. 168, entitled The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles which is now included in the FASB ASC Topic 105 Generally Accepted Accounting Principles. This guidance replaces the guidance that previously existed in SFAS No. 162, entitled The Hierarchy of Generally Accepted Accounting Principles. This guidance makes the FASB ASC the sole source of authoritative accounting technical literature for nongovernmental entities. All accounting guidance that is not included in the Codification now is considered to be non-authoritative. The adoption of this guidance has no effect on the Company's results of operations and financial position.

NOTE C: CASH AND CASH EQUIVALENTS

The Company maintains its cash in a bank deposit account with a financial institution. The Federal Deposit Insurance Corporation insures up to $250,000 of the account. The bank accounts, at times, may exceed federally insured limits. The Company has not experienced any losses. Cash and cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

NOTE D: CASH SEGREGATED UNDER CENTRAL REGISTRATION DEPOSITORY

Cash of $1,655 and $1,652 was segregated and maintained under a separate account under an agreement with FINRA for the years ended December 31, 2009 and 2008, respectively. The account is established to pay for regulatory and customary expenses to comply with FINRA.

NOTE E: BANK LOANS

The Company's parent company, Stout Risius Ross, Inc., has entered into a loan agreement with a bank, whereas certain assets of the Company are collateral for this loan. The Company's parent company had $2,156,248 and $1,955,000 due to the bank for the years ended December 31, 2009 and 2008, respectively.

NOTE F: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital of $155,208, which was $150,208 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital is 0.01 to 1. At December 31, 2008, the Company had net capital of $18,764, which was $13,764 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 1.63 to 1.

NOTE G: RELATED PARTY TRANSACTIONS

The Company has an expense agreement with the parent company in which the Company will only pay expenses that are exclusively attributable to the operations of the Company. The parent will be responsible for office supplies, computers and related technological support, banking fees, liability insurance, facility rent and utilities, telephones, taxes, marketing, general business and property insurance, administrative support and other expenses not directly attributable to the Company or not required by regulation to be paid by the Company directly. Per the terms of the expense agreement, the parent paid approximately $13,200 for each of the years ending December 31, 2009 and 2008, respectively. In addition, as of December 31, 2009 and 2008, the Company had $13 and $0, respectively, due to its parent which is recorded in accounts payable.

NOTE H: SCHEDULE I

STOUT RISIUS ROSS ADVISORS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

	2009	2008
Net capital		
Total member's equity	$ 216,968	$ 38,267
Deduct member's equity not allowable for net capital	0	0
Total member's equity qualified for net capital	216,968	38,267
Add:		
Subordinated borrowings allowable in computation of net capital	0	0
Other (deductions) or allowable credits	0	0
Total capital and allowable subordinated borrowings	216,968	38,267
Deductions and/or charges:		
Nonallowable assets:		
Cash segregated under central registration depository	(1,655)	(1,652)
Organizational costs	0	0
Billed and unbilled receivables from customers	(55,124)	(13,091)
Prepaid expenses	(4,981)	(4,760)
Secured demand note deficiency	0	0
Commodity future contracts	0	0
Other deductions or charges	0	0
	(61,760)	(19,503)
Other additions or charges	0	0
Net capital before haircuts on securities positions (tentative net capital)	155,208	18,764
Haircuts on securities		
Contractual securities commitments	0	0
Securities collateralizing secured demand notes	0	0
Trading and investment securities	0	0
	0	0
Net capital	$ 155,208	$ 18,764

NOTE H: SCHEDULE I, Continued

	2009	2008
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable	$ 953	$ 142
Due to parent	13	0
Accrued vacation and other	0	30,418
Drafts for immediate credit	0	0
Market value of securities borrowed for which no equivalent value is paid or credited	0	0
Other unrecorded amounts	0	0
Total aggregate indebtedness	$ 966	$ 30,560
Computation of basic net capital requirement Minimum net capital required:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 64	$ 2,037
Minimum dollar net capital requirement of reporting entity	5,000	5,000
Net capital requirement (greater of the two above amounts)	$ 5,000	$ 5,000
Excess net capital at 1,000 percent	$ 149,208	$ 15,706
Ratio: Aggregate indebtedness to net capital	0.01 to 1	1.63 to 1

No material differences exist between the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission on Schedule I in Note H and the broker-dealer's unaudited filing of Part IIA Quarterly 17a-5(a) FOCUS report for the period ending December 31, 2009.

NOTE I: REQUIRED SUPPLEMENTARY SCHEDULES

Certain supplementary schedules are required to be filed with the financial statements. These supplementary schedules are required to be presented in the format required by SEC rules and required to be filed as a part of the broker-dealer's FOCUS report. The following required supplementary schedules were not prepared because they did not apply:

- **Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 -** Pursuant to Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934, the Company is exempt from the reserve requirements set forth. The Company is a limited business and does not carry customer accounts.

- **Information Relating to Possession or Control Requirements Under Rule 15c3-3 -** This schedule discloses the number of security positions and the related market value of securities required to be in possession or control that had not been reduced to possession or control in the proper timeframe because (a) properly issued segregation instructions were not acted upon or (b) segregation instructions were not issued. The Company does not possess or control securities, therefore, this schedule does not apply.

- **Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act -** This schedule shows the computation of the amount of funds that must be segregated for customer's trading on U.S. commodity exchanges and the total funds segregated by the broker-dealer to meet those requirements. The secured amount schedule shows the computation of funds required to be set-aside in separate accounts for customers trading on non-U.S. commodity exchanges and the amount of funds in such separate accounts. The Company does not maintain any of these funds and therefore, this schedule does not apply.



Members
STOUT RISIUS ROSS ADVISORS, L.L.C.
Southfield, Michigan

In planning and performing our audit of the financial statements and supplemental schedules of STOUT RISIUS ROSS ADVISORS, L.L.C. (the "Company"), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CLAYTON & McKERVEY, P.C. www.claytonmckervey.com

2000 Town Center, Suite 1800, Southfield, Michigan 48075

PHONE 248.208.8860 FAX 248.208.9115

member of  International

Clayton & McKervey, P.C. is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

Members
STOUT RISIUS ROSS ADVISORS, L.L.C.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 16, 2010



Clayton & McKervey P.C.
| CPAs

Members
Stout Risius Ross Advisors, L.L.C.
Southfield, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, which were agreed to by Stout Risius Ross Advisors, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Stout Risius Ross Advisors, L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Stout Risius Ross Advisors, L.L.C. management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and out findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the check register noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

CLAYTON & McKERVEY, P.C. www.claytonmckervey.com

2000 Town Center, Suite 1800, Southfield, Michigan 48075

PHONE 248.208.8860 FAX 248.208.9115

member of

Clayton & McKervey, P.C. is a member firm of the PKF
International Limited network of legally independent firms and
does not accept any responsibility or liability for the actions or
inactions on the part of any other individual member firm or firms.

To the members of Stout Risius Ross Advisors, L.L.C.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CLAYTON & McKERVEY, P.C.

Clayton & McKervey, P.C.

February 16, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065979   FINRA   DEC
STOUT RISIUS ROSS ADVISORS LLC   13*13
4000 TOWN CTR 20TH FL
SOUTHFIELD MI 48075-1415

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Marci Deschner 248-208-8800

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ _1,584.69_

    B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (_200.36_)

    _7/16/09_
    Date Paid

    C. Less prior overpayment applied   (_—_)

    D. Assessment balance due or (overpayment)   _1,384.33_

    E. Interest computed on late payment (see instruction E) for _Ø_ days at 20% per annum   _Ø_

    F. Total assessment balance and interest due (or overpayment carried forward) $ _1,384.33_

    G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _1,384.33_

    H. Overpayment carried forward $(_—_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SRRA, LLC
(Name of Corporation, Partnership or other organization)

Marci Deschner
(Authorized Signature)

Dated the _4th_ day of _February_, 20 _10_.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending _12/31_, 20 _09_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _633,876_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   _0_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _0_

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _0_

Enter the greater of line (i) or (ii)   _0_

Total deductions   _0_

2d. SIPC Net Operating Revenues $ _633,876_

2e. General Assessment @ .0025 $ _1,584.69_
(to page 1 but not less than
$150 minimum)

2

STOUT RISIUS ROSS
ADVISORS, L.L.C.

FINANCIAL INFORMATION

YEARS ENDED
DECEMBER 31, 2009 AND 2008

CONTENTS

Tab 1
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